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News Release	(Q1 - 04 -04)	May 5, 2004

YAMANA ANNOUNCES FURTHER RESERVE AND EXPLORATION UPDATE AT FAZENDA BRASILEIRO

79,600 ounces added to reserves through exploration efforts since acquisition, 40% more than the 57,000 ounces mined

More than 80% of infill drill holes mineralized and one-third demonstrate high grades - supports continued high conversion of resource to reserves

Exploration drilling results show significant mineralization in F & G ore bodies and in E-east and Canto zones - highlights potential for additional resources

Regional exploration commences at Serra Branca, Sapateira, and

  Encantado: assays from first trench at Serra Branca show 6 meters at 1.66 g/t (including 1 meter at 6.1 g/t) and 7 meters of 1.77 g/t (including 1 meter at 10.0 g/t). A second trench 200m away shows 5 meters at 8.45 g/t (including 1 meter at 32.15g/t)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to report that an independent year-end audit of reserves and resources (February 29, 2004) at its Fazenda Brasileiro mine has been completed. Conclusions include that reserves have been replaced as rapidly as they have been mined. As shown in Table 1, current proven and probable reserves total 256,500 ounces which is approximately the same as reserves reported in the previous external audit completed as at December 31, 2002. Since then, approximately 107,800 ounces of gold have been produced, with almost all of these ounces having been replaced by mine exploration.

Yamana points out that most of these replacement ounces have been added by its exploration efforts since the mine was acquired in August 2003. At the time of the acquisition, reserves as estimated by the previous owner stood at 233,900 ounces of contained gold. Hence, approximately 79,600 ounces were added to reserves through Yamana's mine exploration program since the time of acquisition, 40% more than the 57,000 ounces mined during the same time period.

There are an additional 66,500 ounces of indicated mineral resources and 80,910 ounces of inferred resources. These resources also remain approximately the same as resources as at December 31, 2002, demonstrating that Yamana's ongoing underground and surface exploration activities have been successful in finding new resources-and upgrading existing resources to reserves-in pace with mining activities.

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News Release	(Q1 - 04 -04)	May 5, 2004

TABLE 1
Mineral Reserve and Resource Estimates
Fazenda Brasileiro Mine
(as of February 29, 2004)

	Tonnes	Au g/t	Ounces
Proven Mineral Reserve
Underground	1,216,100	3.50	136,800
Open Pit	401,700	2.03	26,200
Total Proven	1,617,800	3.13	163,000
Probable Mineral Reserve
Underground	904,400	3.22	93,500
Open Pit	-	-	-
Total Probable	904,400	3.22	93,500
Total Reserve	2,522,200	3.16	256,500

Indicated Mineral Resource
E-Deep (UG)	462,000	4.48	66,500
Total Indicated	462,000	4.48	66,500

Inferred Mineral Resource
E-Deep + E86	489,000	5.15	80,910
Total Inferred	489,000	5.15	80,910

Mine Exploration

Since January, Yamana has drilled 6,800 meters (75 holes) of infill drilling within the mine and an additional 4,800 meters (31 holes) of exploration drilling.

The infill drilling, designed to upgrade probable reserves and other resources into reserves, was focused during this period on the F and G ore bodies in the western part of the mine. More than 80 percent of these infill holes are mineralized, hitting at least l meter of 1.5 g/t gold, the current ore cut-off grade used in the mine. More than one-third of the holes hit high-grade mineralization, intersecting at least 1 meter of 5.0 g/t gold or more. Drill areas together with some of the better assay results are as follows:

  G180 and G50 zones, located near the western end of the existing mine workings - 8 holes, all mineralized, in 3 sections along 150 meters of strike. Examples of better drill intersections are: FS-10821 with 8.0 meters of 4.51 g/t Au (including 1m @ 16.10 g/t), and FS-10822 with 10.0 meters of 5.46 g/t Au (including 2m @ 18.22 g/t).

  F53 and F-shallow zones, in the mine area about 1200 meters east of the G ore body - 67 holes, of which 52 are mineralized, in 16 sections along 750 meters of strike. Examples of better drill intersections are: FS-88625 with 4.0 meters of 9.28 g/t Au

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News Release	(Q1 - 04 -04)	May 5, 2004

(includes 2m @ 15.76 g/t), FSF-2 with 9.0 meters of 4.07 g/t Au (includes 1m @ 7.33 g/t), and FSF-16 with 7.0 meters of 16.65 g/t Au (includes 4m @ 23.95 g/t).

Yamana's exploration drilling at the mine during this period focused on four principal target areas-step-out zones near the F and G ore bodies in the western part of the mine (5 holes), and the E-east and Canto zones in the eastern area of the mine (26 total holes). The 31 new exploration holes, listed in Table 2 of this report, include the following highlights:

  Canto, in shallow footwall rocks of the eastern mine sequence-tested 19 new holes over 400 meters of strike. Of these holes, 12 were mineralized and 6 intersected high-grade gold. Examples of better intersections are: FSS-25 with 19.0 meters of 4.24 g/t Au (including 1m @ 10.07 g/t), FSS-13 with 8.0 meters of 6.41 g/t Au (including 1m @ 25.45 g/t), and FSS-14 with 16.7 meters of 3.41 g/t Au (including 1m @ 7.03 g/t).

  E-east target, in the eastern part of the mine beneath existing mine workings but above the E-deep resource body-tested with 7 holes in 3 sections along 300 meters of strike. Two of the holes are significantly mineralized: FH-289 with 4.0 meters of 4.30 g/t Au (includes 1m @ 9.17 g/t) and FH-287 (100 meters from FH-289) with 3.0 meters of 4.03 g/t Au (includes 1m @ 6.67 g/t).

  G target step-out zone, at depth below the G180 and G50 ore zones near the western end of the mine-tested with 4 holes over 400 meters of strike. All 4 holes are mineralized.

Yamana is encouraged by these results and plans to continue work in these zones. Additionally, geological work has identified or upgraded several possible targets in areas adjacent or close to the mine. Ongoing studies by Yamana's exploration team, with help from independent consultants, have focused on defining structural models within the Fazenda Brasileiro mine host sequence. Favored sites for important gold accumulations are zones of dilation (open spaces) superimposed on reactive rock units (favorable lithologies) within this sequence.

A careful analysis of existing structural data from the mine area predicts that major zones of dilation may occur in four priority target areas close to the mine-Serra Azul, Barrocas Far West, Papagaio, and Cedro. All of these areas yielded some gold in the past from small open pits exploiting near-surface parts of the gold systems. Each of these targets will be studied further and followed up with drilling to depth. Target objectives are a few hundred thousand ounces each. Success at any one target alone would add significantly to the mine resource inventory and help extend the mine life.

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News Release	(Q1 - 04 -04)	May 5, 2004

TABLE 2
Fazenda Brasileiro Mine-Exploration Drill Holes
1st Quarter 2004

Target	Hole No.	Section	From	To	Width	Au g/t		Best > 5 g/t
G	FB-2107	87475	357.4	361.4	4.0		2.95	1m @ 6.38
			366.4	367.4	1.0		2.37
	FB-2108	87575	403.1	407.1	4.0		2.27
			414.1	415.1	1.0		1.76
	FB-2109	87675	394.5	397.6	3.1		3.17
	FB-2111	87875	339.0	340.0	1.0		2.53
F	FB-2115	88575				nil
E-east	FH-291	92100				nil
	FH-292	92100				nil
	FH-293	92100				nil
	FH-289	92200	237.0	241.0	4.0		4.30	1m @ 9.17
	FH-290	92200				nil
	FH-287	92300	225.2	228.2	3.0		4.03	1m @ 6.67
			231.2	232.2	1.0		2.91
	FH-288	92300				nil
Canto expl.	FSS-1	93750	22.0	23.6	1.6		1.66
			25.3	28.1	2.8		1.85
			45.0	47.6	2.6		3.03	1m @ 5.49
	FSS-2	93750	28.0	29.0	0.9		2.56
	FSS-4	93762				nil
	FSS-5	93775				nil
	FSS-6	93775				nil
	FSS-7	93787	8.6	9.8	1.2		1.64
			42.3	45.0	2.7		2.27
	FSS-8	93812	17.0	18.0	1.0		7.24
	FSS-9	93825				nil
	FSS-10	93825				nil
	FSS-11	93825				nil
	FSS-17	93950	5.5	6.5	1.0		2.71
			9.7	11.3	1.6		2.01
			30.7	37.5	6.9		3.77	1m @ 5.31
	FSS-15	93962	4.9	6.9	2.0		3.03
			25.9	26.9	1.0		2.75
			29.4	31.9	2.5		2.54
	FSS-19	94000	30.6	36.0	5.4		3.23	1m @ 8.70
			38.0	41.6	3.6		2.91	1m @ 5.57
	FSS-20	94012				nil
	FSS-21	94012	25.5	26.5	1.0		2.67
	FSS-25	94050	20.7	39.7	19.0		4.24	1m @ 10.07
			41.7	43.7	2.0		3.96
			45.7	46.7	1.0		1.80
	FSS-26	94050	16.0	19.5	3.5		2.88
			22.5	25.0	2.5		2.54
			28.0	31.0	3.0		3.30
			43.0	47.0	4.0		2.14
	FSS-14	94062	16.3	17.3	1.0		1.78

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News Release	(Q1 - 04 -04)	May 5, 2004

		20.5	22.5	2.0	3.68
		24.9	41.5	16.7	3.41	1m @ 5.89
		46.0	47.0	1.0	3.33
		48.0	54.0	6.0	2.39	1m @ 7.03
FSS-13	94125	35.5	43.5	8.0	6.41	1m @ 25.45

A long section showing the mine exploration zones may be accessed on Yamana's web-site www.yamana.com.

Itapicuru Regional Exploration

Yamana has also launched an aggressive exploration program in the Rio Itapicuru Greenstone Belt (RIGB) region. The objective is to find gold deposits large enough to be developed as stand-alone operations-roughly 1 million ounces minimum. The Fazenda Brasileiro mine, with over 2 million ounces of production in its history is located near the south end of this 120-kilometer long greenstone belt and provides an exploration model for the region. Although geology and gold occurrences of the RIGB are generally similar to many world-class greenstone gold belts in Canada, Australia, and Africa, the RIGB region has not been intensely explored.

Yamana controls almost 72,000 hectares of concessions and mining rights in the RIGB region (including the Fazenda Brasileiro mine area). Exploration work-data processing, soil sampling, trenching, mapping, followed by drilling-is planned for three principal properties-Serra Branca, Sapateira, and Encantado. These properties collectively cover more than 40 kilometers of strike along the greenstone belt.

A high-priority drill-ready target has already been defined in the northern part of the Serra Branca concession, about 35 kilometers north of Fazenda Brasileiro. The target was first identified from a gold-rich surface rock float sample (7.1 g/t Au) collected during an initial grid sampling traverse. A series of parallel trenches, 60 to 200 meters apart along strike, were subsequently dug across the belt to examine this area in detail. The trenches expose a 25-meter wide zone of strong quartz veins-some containing visible gold-along more than 250 meters of strike length. Assay results returned for the first trench across the zone show two gold-rich intervals- 6 meters of 1.66 g/t Au (including 1m @ 6.1 g/t) and 7 meters of 1.77 g/t Au (including 1m @ 10.0 g/t). Assay results for other trenches are pending. A second trench 200 meters south on strike hit 5 meters of 8.45 g/t Au (including 1 meter at 32.15 g/t) in the same zone.

Mapping indicates that target area bedrock and structure are similar to the Fazenda Brasileiro mine. Additionally, surface geochemical data shows that the target as currently mapped is only a small part of a 17-kilometer long anomaly-open both to the north and to the south. This area is comparable in size to Fazenda Brasileiro.

Drilling of the Serra Branca target is planned to get underway in May while sampling, trenching, and mapping continue elsewhere on the property and on the Sapateira and Encantado properties. The Sapateira and Encantado properties are from 55 to 75

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News Release	(Q1 - 04 -04)	May 5, 2004

kilometers north of the Fazenda Brasileiro mine and, like Serra Branca, are generally similar in geology to the mine area. Each of the properties has several to many significant geochemical anomalies or discrete gold occurrences. Yamana expects that its ongoing regional exploration work will define several promising drill targets on each of the three properties.

A regional map showing the areas of regional exploration and the proximity to the mine may be accessed on Yamana's web-site www.yamana.com.

The calculation of reserves and resources for, and the exploration programs at, Fazenda Brasileiro are being directed and reviewed by Mel Klohn, Vice President Exploration for Yamana, who is a Qualified Person as defined by National Instrument 43-101.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina subject to an earn-in. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone	Rebecca Greco
President & Chief Executive Officer	Investor Relations-North America
(416) 815-0220	(416) 945-7350
E-mail: investor@yamana.com	E-mail: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.